COLOURED (US) INC.
Suite 5.15, 130 Shaftesbury Avenue
London, England W1D 5EU
Tel: +44(0)20 7031 1189 / Fax: +44(0)20 7031 1199

July 24, 2006

MAIL STOP 6010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:         Mr. Zafar Hasan

Dear Mr. Hasan:

COLOURED (US) INC. (the “Company”)
Form SB-2 Registration Statement, as amended
SEC File No. 333-133505

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 4:30 p.m. (EST) on Wednesday, July 26, 2006, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that :

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Yours truly,

COLOURED (US) INC.

/s/ Lars Brannvall
_____________________________________
LARS BRANNVALL, President